Exhibit 4.2

DESCRIPTION OF COMMON STOCK

General

The following is a description of certain terms of our common stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, bylaws and the Delaware General Corporation Law.

Our authorized common stock consists of 30,000,000 shares of common stock, $4.00 par value per share.

Voting. Holders of our common stock are entitled to one vote per share in all matters to be voted upon by stockholders. Certain amendments to our Restated Certificate of Incorporation, or the approval of certain business combinations, require the approval of at least 75% of our outstanding capital stock entitled to vote. Removal of a director from our board of directors requires the approval of at least 66 2/3% of our outstanding capital stock entitled to vote.

Dividend Rights. Holders of our common stock are entitled to receive such dividends as are declared by the board of directors, which historically has considered payment of dividends semi-annually. The ability of the Company to pay dividends, as well as fund its operations, is dependent upon receipt of dividends from our bank subsidiary. Regulatory authorities limit the amount of dividends that can be paid by our bank subsidiary without prior approval from such authorities.

Liquidation Rights. If the Company liquidates, dissolves or winds-up its business, either voluntarily or involuntarily, our common stockholders will share equally in the assets remaining after creditors and preferred stockholders are paid.

Miscellaneous. The issued and outstanding shares of our common stock are fully paid and nonassessable. Holders of our common stock are not entitled to preemptive rights, and will be notified of any stockholders’ meeting according to applicable law.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., c/o Computershare Investor Services, P.O. Box 30170, College Station, TX 77842. Its telephone number is 1-877-373-6374.

Certain Charter and Bylaw Provisions

Certain provisions of our Restated Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors. These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders may deem to be in their best interests or in which our stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of our current board of directors or management more difficult.

These provisions of our Restated Certificate of Incorporation and our Bylaws include the following:

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Our board of directors may issue additional authorized shares of our capital stock to deter future attempts to gain control of the Company, and have the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;

•	Our Restated Certificate of Incorporation does not provide for cumulative voting for any purpose;

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Certain transactions with certain related parties, including those beneficially owning 5% of the outstanding voting stock of the Company (including any merger or consolidation, the sale, lease or exchange of all or a substantial part of all of the assets, any issuance or transfer of any voting stock to any other entity in exchange for cash, assets or securities, and any reclassification of securities) must be approved by at least 75% of the outstanding voting stock, unless (a) approved by a resolution adopted by a majority of the directors unaffiliated with the related party or (b) certain conditions are met with respect to the consideration paid by the related party. These provisions in our Restated Certificate of Incorporation may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interest;

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When evaluating a proposal by another person to make a tender or exchange offer for an equity security, to merge or consolidate with us or to purchase or otherwise acquire all or substantially all of our assets, our Restated Certificate of Incorporation allows the board of directors to consider non-stockholder interests, such as the social and economic effects of the transaction on us and our subsidiaries and the other elements of the communities in which we and our subsidiaries operate or are located; and

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An amendment of our Restated Certificate of Incorporation must be approved by a majority vote of the board of directors and also by a majority vote of the outstanding shares of our common stock, provided, however, that an affirmative vote of at least 75% of the voting power of all outstanding capital stock of the Corporation entitled to vote is required to amend, alter or repeal certain provisions of our Restated Certificate of Incorporation, including provisions (a) regarding the nomination of, number and classes of directors, and the voting for and removal of a director, (b) related to voting on certain business combinations with related parties, and (c) regarding amendment of the foregoing supermajority provisions of our Restated Certificate of Incorporation.

Delaware Anti-Takeover Law

As we have not elected to opt out of the applicability of Section 203 of the Delaware General Corporation Law in our Restated Certificate of Incorporation, we are currently governed by this section of Delaware law. Under Section 203 of the Delaware General Corporation Law, subject to certain exceptions, we are prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. For this purpose, an “interested stockholder” generally includes current and certain former holders of 15% or more of our outstanding stock. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.